Barclays Capital Inc.
745 Seventh Avenue
New York, New York 10019

Jefferies LLC
520 Madison Avenue
New York, New York 10022

September 26, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kellie Kim
Wilson Lee
Pam Howell

Re:	Rice Acquisition Corporation 3 (the “Company”) Registration Statement on Form S-1, as amended File No. 333-289938

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby joins the request of Rice Acquisition Corporation 3 that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission to 4:00 p.m., Eastern Time, on September 30, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

BARCLAYS CAPITAL INC.

By:	/s/ Amit Chandra
	Name:	Amit Chandra
	Title:	Authorized Signatory

JEFFERIES LLC

By:	/s/ Tina Pappas
	Name:	Tina Pappas
	Title:	Authorized Signatory

[Signature Page to Acceleration Request Letter]